Room 1301, 13F
Golden Centre
188 Des Voeux Road Central
Hong Kong

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees	For	Against	Abstain
1A Tin Man Or	☐	☐	☐
1B Frank Wu	☐	☐	☐
1C John Chen	☐	☐	☐
1D Kim Sing Cheng	☐	☐	☐
1E Pruby He	☐	☐	☐
1F Hok Fung Wai	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 1 through 6.

	For	Against	Abstain
1 To approve and adopt the financial statements of the Company for the year ended December 31, 2015.	☐	☐	☐
2 To ratify and approve the appointment of Crowe Horwath (HK) CPA Limited (Crowe Horwath) as auditor of the Company for the fiscal year ending December 31, 2016, and to authorize the board of directors of the Company to fix the remuneration of the auditor.	☐	☐	☐
3 To ratify and approve the issuance of 1,900,000 ordinary shares of the Company to certain investor pursuant to a Share Purchase Agreement between the Company and the investor dated May 9, 2016.	☐	☐	☐
4 To approve an increase in the authorized share capital of the Company from US$49,000 divided into 12,500,000 ordinary shares of par value US$0.004 and 1,000,000 preferred shares of par value US$0.001 each to US$201,000 by the creation of 37,500,000 ordinary shares of par value US$0.004 each such that the share capital of the Company shall be divided into 50,000,000 ordinary shares of par value US$0.004 and 1,000,000 preferred shares of par value US$0.001,.	☐	☐	☐
5 To adopt and approve SGOCO Group, Ltd. 2016 Omnibus Equity Plan.	☐	☐	☐
6 To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com

SGOCO GROUP, LTD.

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on August 10, 2016

I/We of ______________, being the registered holder of ____________ ordinary share(s), par value US$0.004 per share ("Ordinary Shares"), of SGOCO Group, Ltd. (the "Company"), hereby appoint the Chairman of the Annual General Meeting or________________ of___________________as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Room 1301, 13/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong on August 10, 2016 at 10:00 a.m., and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.

Continued and to be signed on reverse side

0000296626_2 R1.0.1.25